CMX GOLD & SILVER CORP.

P.O. Box 74113

148 – 555 Strathcona Blvd. SW

Calgary, Alberta

Canada T3H 3B6

Telephone: (403) 457.2697

February 1, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Attention: John Reynolds

      Assistant Director

      Office of Beverages, Apparel, and Mining

Dear Mr. Reynolds:

Re: CMX Gold & Silver Corp.

      Offering Statement on Form 1-A

      Filed October 23, 2015

      File No. 024-10490

Further to our receipt of confirmation from your office that all comments on CMX Gold & Silver Corp.’s (the “Company”) Offering Statement on Form 1-A have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Wednesday, February 3, 2016 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

CMX GOLD & SILVER CORP.

“Jan M. Alston”

President & CEO